Exhibit 99.1

YTL and GDS to partner on 168MW data center development at the visionary YTL
Green Data Center Park in Johor, Malaysia

Singapore, April 27, 2022 – YTL Power International Berhad ("YTL Power”), an international multi-utility infrastructure group, and GDS Holdings Limited (“GDS”), a leading developer and operator of high-performance data centers in China, today signed a partnership to co-develop 168MW of data center capacity, across 8 individual data center facilities, at the upcoming YTL Green Data Center Park in Johor, Malaysia. The first phase of the co-development will enter service in 2024.

GDS Chairman and CEO William Huang (L) and YTL Power Executive Director Hann Yeoh (R)

YTL Green Data Center Park is a visionary project initiated by YTL Data Center Holdings Pte. Ltd. (“YTL DC”), a wholly-owned subsidiary of YTL Power. Located in Kulai, Johor, approximately 30 kilometres from the cities of Johor Bahru and Singapore, it will comprise 500MW of total data center capacity integrated with an equivalent amount of solar power generation. It is the first hyperscale data center campus in Malaysia to be powered by on-site renewable energy.

A rendering of the YTL Green Data Center Park

Separate from the co-development with GDS, construction of 72MW of capacity has already commenced on site for other hyperscale customers. With 275 acres dedicated toward data center development, YTL Green Data Center Park in Johor is expected to serve a growing demand in the region for sustainable and cost efficient data center solutions.

GDS’s presence at the YTL Green Data Center Park will complement its previously announced hyperscale data center projects at Nusajaya Tech Park, Johor and Nongsa Digital Park, Batam, Indonesia.

Dato’ Yeoh Seok Hong, Managing Director of YTL Power, said, “We are excited to partner with GDS, one of the largest data center companies in the world, to anchor our world-class green data center campus in Johor. Our shared vision for a truly integrated, sustainable energy powered facility with dedicated dark fibre capacity is an exciting one and will position it as the place to be for hyperscalers and co-location customers alike.”

William Huang, Chairman and CEO of GDS, said, “We are delighted to partner with such an outstanding group as YTL, with an exceptional track record of infrastructure development over more than 60 years. This project is truly visionary, combining hyperscale data center capacity, powered by on-site renewable energy, within touching distance of the major regional hubs. We have now initiated three projects in Southeast Asia which together create a unique platform for hyperscale customers to deploy with low latency connectivity, multi-site redundancy, and access to renewable energy.”

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About YTL Power International Berhad

YTL Power International Berhad (YTL Power) is an international multi-utility infrastructure group with a strong track record in developing greenfield projects and acquiring operational assets through competitive auctions. YTL Power is listed on the Main Market of Bursa Malaysia Securities Berhad, the Malaysian stock exchange, and is active across key segments of the international utility industry.

YTL Power, Malaysia’s first independent power producer, owns YTL PowerSeraya Pte Limited, with 3,100MW of gas fired capacity, produces 26% of Singapore’s licenced power and is the owner of the electricity retailer Geneco. It was also awarded the 100MW electricity importer licence to import energy from Malaysia to Singapore by the EMA.

Another subsidiary is Wessex Water Services Limited, the top ranked water and sewerage provider in the United Kingdom.

YTL Power has a minority stake in PT Jawa Power, the owner of a 1,220 MW coal-fired power plant in Indonesia.

YTL Power is involved in communications and internet-based solutions and services through YTL Communications Sdn Bhd - the operator of the "Yes" telecommunications platform, the first telco to launch 5G services in Malaysia.

YTL Power is also currently developing Brabazon, Bristol, a mixed-use residential and commercial property project in the UK.

About YTL Data Center Holdings Pte. Ltd.

YTL Data Center Holdings Pte. Ltd. (YTL DC) is the digital infrastructure subsidiary of YTL Power. Headquartered in Singapore, it enables digital technology leaders to utilise trusted infrastructure that can empower their success. The company offers data center services that enable scaling with agility and speed, delivering comprehensive customer centric solutions.

For more details on YTL DC, please visit:

http://ytldatacenters.com/

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For YTL’s media enquiries, please contact:

Shameera N. Lin

Mobile: +60187001545

Email: shameera.lin@ytl.com

Adriana Aris
Mobile: +60183093741

Email: adriana.aris@ytl.com

For GDS’s investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com